Exhibit 99.1

Borr Drilling Limited Announces Third Quarter 2025 Results

Hamilton, Bermuda, November 5, 2025: Borr Drilling Limited (NYSE: BORR) (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the nine months ended September 30, 2025.

Highlights

•	Total operating revenues of $277.1 million, an increase of $9.4 million or 4% compared to the second quarter of 2025
•	Net income of $27.8 million, a decrease of $7.3 million or 21% compared to the second quarter of 2025
•	Adjusted EBITDA of $135.6 million, an increase of $2.4 million or 2% compared to the second quarter of 2025
•	YTD 2025, the company was awarded 22 new contract commitments, representing more than 4,820 days and $625 million of potential contract revenue

CEO, Bruno Morand commented:

“Our third quarter results were strong, extending the rebound delivered in the second-quarter. With 23 of our 24 rigs active during the quarter, we demonstrated disciplined execution and commercial strength in contracting rigs despite a dynamic market. Revenue increased by $9.4 million this quarter over the second quarter and Adjusted EBITDA rose 2% to $135.6 million with a margin of 48.9%, confirming the quality of our earnings. Operational execution remained robust, with technical utilization of 97.9% and economic utilization of 97.4% across the active fleet, reflecting the continued strength and efficiency of our operations.

Following quarter end, we announced three contract extensions in Mexico. The Galar and Gersemi each received a two-year firm extension at improved commercial and payment terms. A third rig, the Njord, also received an extension. Mexico remains an important market for us. Collections restarted in September, with approximately $19 million received in September and October. These inflows, together with recent government actions to strengthen Pemex finances, are the basis for our confidence in the continued normalization of payments.

Today we also announced new commitments for our rigs Odin and Grid, expanding Borr Drilling’s footprint into the Gulf of America and Angola. These awards reflect our focused commercial strategy, deep customer relationships, and disciplined fleet management. They further diversify our customer and market portfolio, underscore our ability to navigate evolving conditions, and minimize idle time across the fleet. Following these awards, our 2026 coverage stands at 62% with an average dayrate of $140,000, including priced options.

We expect fourth quarter 2025 results to reflect fewer operating days, due to several rigs transitioning between contracts and the recent impact of sanctions-induced contract terminations in Mexico. Despite this, we anticipate full year 2025 Adjusted EBITDA in the range of $455 million to $470 million.

In recent quarters, we have experienced incremental jack-up demand across several international markets, absorbing available capacity and providing gradual relief to the headwinds from 2024. While near-term volatility may persist, clear signs of demand inflection in Saudi Arabia and Mexico - two of the world’s largest jack-up markets - together with incremental activity in other areas, provide us with confidence that the market is now past the trough. We foresee a tightening market in the near to medium term that we expect should support higher utilization and dayrates.

In closing, the Borr Drilling platform - built on operational excellence, customer centricity, and our premium jack-up fleet - remains our defining competitive advantage placing us uniquely to benefit from improving market conditions.”

Conference Call

A conference call and webcast are scheduled for 10:00 AM New York time (16:00 CET) on Thursday, 6 November 2025 and participants are encouraged to dial in 10 minutes before the start of the call.

In order to listen to the live presentation, participants may do one of the following:

a)	Webcast
To access the webcast, please go to the following link:
https://edge.media-server.com/mmc/p/cnew3tt2

b)	Conference Call
Please use the below link to register for the conference call: https://register-conf.media-server.com/register/BI3e96a12fb9a64883b3d8e2fb87e2511c

Participants will then receive dial-in details on screen and via email and may choose to dial in with their unique pin or select “Call me” and provide telephone details for the system to link them automatically.

Questions should be directed to: Magnus Vaaler: CFO, +44 1224 289208